Exhibit 99.4
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 151 162 960 euros
542 051 180 R.C.S. Nanterre
www.total.com
Bangladesh: Entry into two offshore exploration permits
Paris, March 17, 2006 — Total announces the acquisition of a 60% interest in the exploration blocks 17 and 18, situated offshore southeast Bangladesh, from Tullow Bangladesh Ltd. (operator, 32%), Okland Bangladesh Ltd. (4%) and Rexwood Offshore Holdings Ltd. (4%). The purchase is presently undergoing approval by the Bangladesh government.
With a total surface area of near to 14,000 square kilometres, these blocks are located in water depths of approximately 20 metres. Seismic acquisition works are planned to start in 2006.
Total is already present in the refining and marketing sectors in Bangladesh, with activities in lubricants and liquefied petroleum gas. With this acquisition Total marks its entrance into country’s exploration and production sector confirming the Group’s aim to continue its development in Asia.
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Total is the fourth largest oil and gas company in the world with operations in more than 130 countries. Total’s activities cover the whole energy chain of the petroleum industry: exploration, oil and gas production, refining and marketing, trading and power generation. The Group is also a major player in chemicals. Total has more than 111,000 employees worldwide. More information can be found on the company’s website: www.total.com